November 16, 2010

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Rufus Decker

Re:          Pzena Investment Management, Inc.

Form 10-K for the Year Ended December 31, 2009

Forms 10-Q for the Periods Ended March 31, 2010 and

June 30, 2010 File No. 1-33761

Dear Mr. Decker:

In connection with the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter, dated October 4, 2010 with respect to our Form 10-K for the year ended December 31, 2009 and Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010 (the “Letter”), please see our responses set forth below.  For the convenience of the Staff, each of the comments is restated in bold italics prior to our response.

Form 10-K for the Year Ended December 31, 2009

Risk Factors, page 14

1.             We note the statement “Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect us in the future” and the phrase “or any such other risks.” Since Pzena must disclose all risks that it believes are material at this time, please delete the statement and the phrase in future filings.

In future filings, the Company will delete the statement “Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect us in the future” and the phrase “or any such other risks.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations General

2.             On page 8, you disclose the investment performance of your five largest investments from inception to December 31, 2009. In future filings, please expand disclosures within MD&A to provide readers with a meaningful understanding of the performance of each of your significant investment strategies or funds. For each significant strategy or fund, please provide a more robust description of the overall investment strategy, including the underlying types of investments. Although you are in the best position to determine which investment strategy or fund warrants expanded disclosures, we ask that you consider providing expanded disclosure for each investment strategy or fund that:

•                  had, or is expected to have, a material impact on fee income in relation to your consolidated results;

•                  comprises a materials amount of total AUM;

•                  had, or is expected to have, material investments or redemptions in relation to total AUM; or

•                  had, or is expected to have, material market appreciation or depreciation in relation to total AUM.

The Company respectfully draws the Staff’s attention to Appendix A, which sets forth the form of disclosure for future filings.  In this regard, Appendix A provides a more detailed description of revenue, AUM and cash flows, and is responsive to the Staff’s comments found in item numbers two, three and four of the Letter.

Assets Under Management and Flows, page 42

3.             In future filings, please disclose the nature of the cash flows that are included in the line items titled inflows and outflows. Please provide a more robust discussion of the underlying reasons for movements in these line items. For example, you disclose on page 43 that the net outflows in retail accounts were driven by your investment strategies’ medium-term underperformance relative to respective benchmarks and client asset re-balancing in response to the volatile economic environment. Please clarify how your underperformance relative to specific benchmarks resulted in cash outflows rather than market depreciation. Please also clarify what you mean by client asset re-balancing. Please confirm whether there is client re-balancing within your investment strategies or whether clients redeem their interest and invest elsewhere.

The Company respectfully draws the Staff’s attention to Appendix A, which sets forth the form of disclosure for future filings.  In this regard, Appendix A provides a more detailed description of revenue, AUM and cash flows, and is responsive to the Staff’s comments found in item numbers two, three and four of the Letter.

General

4.             Provide a more comprehensive analysis of the factors that impacted your investment management fees, operating expenses and other income (expense) ensuring that you address specific underlying causes for the change in specific line items. If necessary, you may need to address the changes at the fund level, investment strategy level or at least identify and quantify the impact on your results by material changes in funds or investment strategies. In addition, you should discuss any known or anticipated trends that have and/or may continue to impact your results of operations. Your discussion and analysis should provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. In addressing this comment, specifically address the following in future filings:

The Company respectfully draws the Staff’s attention to Appendix A, which sets forth the form of disclosure for future filings.  In this regard, Appendix A provides a more detailed description of revenue, AUM and cash flows, and is responsive to the Staff’s comments found in item numbers two, three and four of the Letter.

•                  Discuss the extent to which material decreases in revenues are attributable to changes in mix of AUM, market gains and losses, new investment strategies established or new investment customers. For example, you indicated that the decrease in total revenue was driven primarily by a reduction in weighted average AUM. Please expand your explanation of this decrease to address whether this may continue in the future, the impact on future revenues and the reasons for the increase in market gains or plans to increase new funds or investment strategies;

The Company respectfully draws the Staff’s attention to Appendix A, which sets forth the form of disclosure for future filings.  In this regard, Appendix A provides a more detailed description of revenue, AUM and cash flows, and is responsive to the Staff’s comments found in item numbers two, three and four of the Letter.

To the extent the Company has significant new funds or investment strategies, it will disclose this information in future filings.

•                  Discuss to the extent material, the reasons for changes in operating expenses. In particular, you indicate that the decrease in compensation and benefits expense is due primarily to the $2.0 million decrease in other non-cash compensation, partially offset by the $1.4 million increase in cash compensation and other benefits. However, you do not discuss the reasons for the changes in the factors identified;

In future filings, the Company will include disclosure consistent with the following:

Compensation and benefits expense decreased by $0.7 million, or 2.7%, to $25.0 million for the year ended December 31, 2009, from $25.7 million for the year ended December 31, 2008.  This decrease was primarily attributable to a shift in compensation mix and expense timing.  The $2.0 million decrease in other non-cash compensation associated with annual option awards to our employees arose in part as a result of a longer vesting schedule for our 2009 annual option awards relative to those of 2008.  We would expect non-cash compensation expense to increase in subsequent years to the extent additional awards with similar vesting schedules are amortized through income.  This decrease was partially offset by $1.4 million increase in firm-wide discretionary cash bonuses.

•                  On page 50, you also indicate that you consider compensation, one of your largest expenses, as sufficiently variable such that it can be adjusted to mitigate the decline in revenue. Please discuss why compensation expense only decreased slightly in 2009 while revenues decreased approximately 38%. Please provide more insight into the reason why the significant decrease in revenues did not result in a significant decrease in your compensation expense;

Historically, the Company has not tied its levels of compensation directly to revenue, as many Wall Street firms do.  Correspondingly, there is no linear relationship between the Company’s compensation and the revenues it generates.  This generally has the effect of increasing operating margin in periods of increased revenues, but can reduce operating margin when revenue falls.

In future filings, the Company will include disclosure consistent with the following:

In determining the sufficiency of liquidity and capital resources to fund our business, we regularly monitor our liquidity position, including,

among other things, cash, working capital, investments, long-term liabilities, lease commitments, debt obligations, and operating company distributions. Compensation is our largest expense; to the extent we deem necessary and appropriate to run our business, recognizing the need to retain our key personnel, we have the ability to change the absolute levels of our compensation packages, as well as change the mix of their cash and non-cash components.  We continuously evaluate our staffing requirements and compensation levels with reference to our own liquidity position and external peer benchmarking data.  The result of this review directly influences management’s recommendations to our board of directors with respect to such staffing and compensation levels.

•                  Quantify each factor you cite as impacting your operations. For example, you disclose that general and administrative expenses decreased by $3.1 million due to declines in professional service fees and data systems costs. However, you do not quantify the impact attributed to each component;

In future filings, the Company will include disclosure consistent with the following:

General and administrative expenses decreased by $3.1 million, or 27.2%, to $8.3 million for the year ended December 31, 2009, from $11.4 million for the year ended December 31, 2008.  This decrease was mainly attributable to a $1.0 million decline in professional services fees, a $0.8 million reduction in data systems costs, and a $0.7 million decline in business travel and office expenses.

•                  Expand your discussion of other income and expenses to indicate why income associated with the positive performance of your investments in your own products increased significantly from 2008 to 2009; and

In future filings, the Company will include disclosure consistent with the following:

Other Income/ (Expense)

Year Ended December 31, 2009 versus December 31, 2008

Other income/(expense) was income of $1.6 million for the year ended December 31, 2009, and consisted primarily of $6.2 million of income associated with the positive performance of our investments in our own products and $0.5 million in interest and dividend income.  This income was partially offset by

$1.5 million in interest charges associated with the operating company’s term loan and subordinated note agreements, and $3.6 million in other expense, primarily consisting of adjustments to the Company’s liability to its selling and converting shareholders.  Other income/(expense) was income of $35.7 million for the year ended December 31, 2008, and consisted primarily of $53.3 million in income associated with the reduction in the liability to selling shareholders that occurred in conjunction with the tax valuation allowance taken on September 30, 2008.  In the year ended December 31, 2008, the Company also recognized approximately $2.9 million in income related to the waiver, by its selling shareholders, of all payments due to them under the tax receivable agreement for the 2008 and 2009 tax years.  As discussed further below, this liability represents 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we realize as a result of the amortization of the increases in tax basis generated from the Company’s purchase of operating company units from its selling shareholders.  Amounts waived by our selling shareholders reduce this liability.  This income was partially offset by $18.2 million in losses related to the negative performance of our investments in our own products and $3.4 million in interest charges associated with the operating company’s term loan and subordinated notes agreements.  The change in income associated with our investments in our own products was driven primarily by the stronger performance of our investment strategies in 2009 relative to 2008, offset to an extent by a decrease in the amount of funds invested in such strategies.  The decline in interest expense was the result of a decrease in outstanding debt.

•                  Provide a comprehensive discussion of the nature of the non-controlling interest in consolidated entities for each period presented as well as how such amounts are determined. In this regard, specifically address why the net income attributable to non-controlling interest in consolidated entities decreased to $29.3 million for the year ended December 31, 2009.

In future filings, the Company will include disclosure consistent with the following:

Non-Controlling Interests

Year Ended December 31, 2009 versus December 31, 2008

Net income/(loss) attributable to non-controlling interests was income of $29.3 million for the year ended December 31, 2009, and consisted of $25.8 million associated with our employees’ and outside investors’ approximately 87% interest in the income of the operating company, and approximately $3.5 million associated with our consolidated subsidiaries’ interest in the income of our consolidated investment partnerships.  For the year ended December 31, 2008, net income/ (loss) attributable to non-controlling interests was income of $36.1 million, and consisted of $45.9 million associated with our employees’ and outside investors’ approximately 90% interest in the income of the operating company, offset by the $9.8 million effect of the absorption, by our consolidated subsidiaries, of their share of the losses of our consolidated investment partnerships.  The change in net income attributable to non-controlling interests reflects primarily the decline in our weighted average AUM, which had a corresponding negative impact on operating company revenues and income, as well as a decline in our employees’ and outside investors’ ownership interests in the operating company.  This decline was partially offset by the positive return on the investments in our consolidated investment partnerships in 2009.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. Improvements should be made at the consolidated level to provide quantification of amounts and further clarification throughout your discussion for a reader’s full understanding of your results of operations. See Item 303(a) (3) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

The Company continues to monitor improvements that should be made to MD&A at the consolidated level to provide quantification of amounts and will continue to do so in future filings.

Non-GAAP Net Income, page 48

5.             On page 48, you disclose that your Non-GAAP measures provide information to better analyze your operations between periods and over time. In future filings, please revise your disclosure to describe how Non-GAAP net income, non-GAAP diluted net income, and Non-GAAP diluted earnings per share are used and provide better information to analyze your operations. Please disclose the reasons why management believes that presentation of these non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. Please also disclose how you are arriving at the assumed corporate income tax amounts used to determine assumed after-tax income of Pzena Investment Management, LLC. Refer to Item 10(e) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

In future filings, the Company will include disclosure consistent with the following:

Our results for the years ended December 31, 2009 and 2008 included adjustments related to our tax receivable agreement and the associated liability to selling and converting shareholders.  Management believes that these accounting adjustments add a measure of non-operational complexity which obscures the underlying performance of the business.  In evaluating the financial condition and results of operations, management also reviews non-GAAP measures of earnings, which exclude these items.  Excluding these adjustments, non-GAAP diluted net income and non-GAAP diluted net income per share were $17.0 million and $0.26, respectively, for the year ended December 31, 2009, and $29.3 million and $0.45, respectively, for the year ended December 31, 2008.  GAAP and non-GAAP net income for diluted earnings per share generally assumes all operating company membership units are converted into Company stock at the beginning of the reporting period and the resulting change to Company GAAP and non-GAAP net income associated with its increased interest in the operating company is taxed at the Company’s effective tax rate.

Management uses the non-GAAP measures to assess the strength of the underlying operations of the business.  We believe that these adjustments, and the non-GAAP measures derived from them, provide information to better analyze the Company’s operations between periods and over time.  Investors should consider the non-GAAP measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

Liquidity and Capital Resources, page 49

6.             On page 50, you disclose that as of December 31, 2009, you had terminated your credit agreement. Given the significant decrease in your cash flow from operations and decreases in your cash amounts as of December 31, 2009, in future filings, please discuss the impact of no longer having availability under a credit facility on liquidity and capital resources. Please show us in your supplemental response what the revisions will look like.

In future filings, the Company will include disclosure consistent with the following:

As discussed further below, on October 28, 2008, our operating company entered into a third amendment to its three-year term loan facility (the “Credit Agreement”), and issued $16.0 million in Senior Subordinated Notes (the “Notes”) to entities established by Richard S. Pzena, the Company’s Chief Executive Officer, for the benefit of certain of his family members, an entity controlled by a company director, and a former employee.  The proceeds of the

Notes and $9.0 million of cash reserves were used to reduce the principal amounts outstanding under the Credit Agreement.  The amendment to the Credit Agreement, among other things, precluded us from paying dividends to shareholders, as did one of the provisions of the Notes.  As of December 31, 2009, we had terminated our Credit Agreement and had $10.0 million principal amount outstanding under the Notes.  We do not anticipate that the termination of the revolving credit facility, originally obtained in conjunction with the Credit Agreement, will have a material effect on our liquidity position, as no amounts were drawn against it over the course of its existence.  The Company currently does not have any material need for cash in excess of that derived from operations.  On December 31, 2009, the restriction on the payment of dividends in the Notes was waived.  Although we are comfortable with our current capital structure, in the current economic environment, it is uncertain whether additional or alternative sources of debt or equity financing would be available on acceptable terms, if required.

Executive Compensation, page 65

7.             We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is unnecessary and describe the process that you undertook to reach that conclusion.

The Company examined its firm-wide compensation practices and determined that disclosure in response to Item 402(s) of Regulation S-K is unnecessary.  The Company’s compensation practices are not risk-based in approach, but rather uniformly take into account the Company’s overall financial performance, and individual performance for each of its employees throughout the course of its fiscal year.

Compensation Discussion and Analysis, page 65

8.             Disclosure indicates that the compensation of named executive officers is “generally benchmarked against relevant industry and geographic peer groups.” In future filings, identify the peer groups against which the compensation of named executive officers is benchmarked and indicate how the compensation of each of Pzena’s named executive officers compares to that of the peer groups. See Item 402(b) (2) (xiv) of Regulation S-K and Release No. 34-54302A.

As disclosed in the Company’s 2009 Form 10-K, the Company’s Compensation Committee utilizes McLagan Partners data to benchmark named executive officer compensation against relevant industry and geographic peer groups.  The information provided takes into account compensation data for asset managers on a nation-wide basis, consisting of over 200 companies.  The Compensation Committee reviews this data with a focus on asset size and geographic location, among other factors.

In future filings, the Company will clarify its compensation benchmarking procedure and indicate how the compensation of each of its named executive officers compares to this peer data.

Cash Bonuses, page 66

9.             Disclosure indicates that the performance targets set for 2009 for the named executive officers were met or exceeded. In future filings, disclose the specific performance targets, and make clear to what extent each named executive officer met or exceeded the specific performance targets. See Item 402(b) of Regulation S-K and Release No. 34-54302A. Additionally, show us what the revisions would look like for 2009.

The Company relies on Instruction 4 to Item 402(b) with regards to disclosure of specific performance targets, as it considers this to be confidential financial information, the disclosure of which would result in competitive harm for the Company.  However, in future filings, as required by Instruction 4 to Item 402(b), insofar as the Company has specific performance targets, it will discuss the extent to which it and/or its named executive officers achieved or had difficulty achieving the undisclosed target levels or other factors.

In future filings, the Company will include disclosure consistent with the following:

In 2009, the Compensation Committee reviewed the performance targets that had been set for 2009 for the Company’s named executive officers as a group, which included the objective of either maintaining or increasing current assets under management through investment performance and client retention.  The Compensation Committee determined that all targets had been significantly exceeded.

Exhibit List, page 96

10.          Notwithstanding the inclusion of general disclaimers, Pzena is responsible for considering whether additional specific disclosures of material information are required to make the documents filed or incorporated by reference in the annual report not misleading. Please include in future filings disclosure acknowledging that, if specific material facts exist which contradict the representations and warranties contained in the documents filed or incorporated by reference in the annual report, you have provided corrective disclosure. Additionally, please address in future filings these items:

•                  Statements suggest that investors should not rely on the documents filed or incorporated by reference in the annual report as disclosure or that disclosures relating to the documents filed or incorporated by reference in the annual report may not be materially complete. Please revise to make clear that disclosures relating to the documents filed or incorporated by reference in the annual report contain all of the material terms and provisions of the documents.

•                  The statement that representations and warranties were made solely for the benefit of the other parties to the agreements suggests that the agreements do not constitute public disclosure under the federal securities laws of the United States. Please revise to remove any implication that the agreements do not constitute public disclosure under the federal securities laws of the United States.

•                  Where you state that representations and warranties contained in the agreements may have been qualified by information in disclosure schedules that are not included in the documents filed or incorporated by reference in the annual report, please clarify that investors should read the agreements in the context of your other public disclosures in order to have a materially complete understanding of the agreements’ disclosures.

•                  Where you state that representations and warranties were made only as of the date of the applicable agreement or other date or dates as may be specified in the applicable agreement and are subject to more recent developments, please clarify that your public disclosures will include any material information necessary to provide investors a materially complete understanding of the applicable agreement’s disclosures.

•                  The statement that investors should not rely on representations and warranties to describe the actual state of affairs as of the date they were made or at any other time suggests that the agreements do not constitute public disclosure under the federal securities laws of the United States. Please revise to remove any potential implication that the agreements do not constitute public disclosure under the federal securities laws of the United States.

In future filings, the Company will include disclosure acknowledging that, if specific material facts exist which contradict the representations and warranties contained in the documents it files or incorporates by reference in its annual report, the Company has provided corrective disclosure.  The Company will also address the Staff’s comments with regards to the statements referenced above.

Signatures, page 101

11.          Pzena’s controller or principal accounting officer also must sign the annual report on Form 10-K. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the annual report on Form 10-K. See subparagraphs (a) and (b) General Instruction D(2) to Form 10-K, and revise in future filings.

In future filings, the Company will indicate that Gregory S. Martin serves as “Chief Financial Officer and Principal Accounting Officer.”

Financial Statements

Note 2 — Significant Accounting Policies Basis of Presentation, page F-10

12.          You disclose that effective December 31, 2009 substantially all of your investments in the Pzena Global Value Service and Pzena EAFE Value Service were reallocated to the Pzena Large Cap Value Fund. In addition, the investments of the operating company’s executive committee members in the Pzena Global Value Service and the Pzena EAFE Value Service were transferred to a separately managed account. You determined that the Pzena Global Value Service and Pzena EAFE Value Service entities were variable interest entities and that you were not the primary beneficiary of these entities. Therefore, you deconsolidated these entities effective December 31, 2009. In this regard, please address the following:

•                  Please tell us how you determined these entities should be consolidated prior to December 31, 2009;

Prior to December 31, 2009, the Pzena Global Value Service and the Pzena EAFE Value Service (“the partnerships”) were consolidated entities in accordance with the Consolidation Topic of the FASB ASC.  Pzena Global Value Service and Pzena EAFE Value Service were limited liability companies whose managing members were, prior to December 31, 2009, members of the executive committee of the operating company or the operating company itself.  Neither of these entities was a variable-interest entity (“VIE”), as the managing members had a substantive (>2%) interest in the partnerships.  The operating company is the investment manager of both entities.

Each of these limited liability companies were considered entities “similar” to limited partnership and thus subject to the guidance of the Consolidation Topic of the FASB ASC.  Under each of their operating agreements, none of these entities’ non-managing members had the ability to remove the managing member or investment manager under any circumstance, nor do they have participating rights.  As a result, nothing substantive exists to overcome the presumption of control by the managing member laid out by the Consolidation Topic of the FASB ASC.  As the managing members of both entities are one of the controlling persons of the operating company, or the operating company itself, their results of operating and financial position had been consolidated prior to December 31, 2009.

•                  Please tell us the business reasons for reallocating investments to the Pzena Large Cap Value Fund;

This was an investment decision determined by the participants of the deferred compensation plan based on their evaluation of the relative investment opportunities of the fund.  Pursuant to the PIM 2006 Equity Incentive Plan, participants are allowed to move their balances between investment options at their discretion.

•                  Please tell us how you determined that the Pzena Global Value Service and Pzena EAFE Value Service entities were variable interest entities and that you were not the primary beneficiary pursuant to ASC 810-10; and

Effective December 31, 2009, substantially all of the Company’s investments in the partnerships, held to satisfy its obligations under its deferred compensation program, were reallocated to the Pzena Large Cap Value Fund.  Also effective December 31, 2009, the investments of the operating company’s executive committee members in the partnerships were transferred to a separately-managed account.

Subsequent to these transactions, the operating company continued to be the managing member of the partnerships.  Since the investments of the Company and the investments of the executive committee members of the operating company were transferred out of the partnerships, the remaining holders of the equity investments in the partnerships lacked a controlling financial interest.  Accordingly, as of December 31, 2009, these entities were deemed VIEs.  The Company is not considered the primary beneficiary of these entities, as neither the operating company, nor any related parties acting as “de facto agents” of the Company, have a substantive interest in the entities.  Correspondingly, the Pzena Global Value Service and the Pzena EAFE Value Service were deconsolidated effective December 31, 2009.

•                  Please help us understand the financial statement impact of deconsolidating these entities. Your summary should include the deconsolidation impact on total assets, total liabilities, revenues, operating income, income before income taxes and interest on mandatorily redeemable units, consolidated net income, and net income/(loss) attributable to Pzena Investment Management, Inc.

The deconsolidation only had an effect on total assets, total liabilities, and total equity on the balance sheet and had no effect on net income.  Upon deconsolidation at December 31, 2009, $3.0 million in total assets, $0.4 million in total liabilities, and $2.8 million in total equity, all attributable to non-controlling interest, was deconsolidated.  Deconsolidation did not have an impact on revenues, operating income, income before income taxes and interest on mandatorily redeemable units, consolidated net income, or net income/(loss) attributable to Pzena Investment Management, Inc.

Recent Accounting Developments

Variable-Interest Entities, page F-21

13.          In June 2009, the FASB issued a new standard that requires an enterprise to perform a qualitative analysis to determine whether its variable-interest gives it controlling financial interest in a variable-interest entity. You disclose that you meet the criteria for deferral of this standard. Please provide us with a comprehensive analysis. Refer to FASB ASC 946-10-15-2 and ASC Update 2010-10.

At December 31, 2009, the Company consolidated three investment partnerships: the Pzena Large Cap Value Fund, the Pzena Emerging Markets Country Value Service, and the Pzena Emerging Markets Focused Value Service.  In addition, the Company acted as the investment manager for the Pzena Global

Value Service and the Pzena International Value Service, four trusts, and one offshore investment company, each of which were considered variable-interest entities (cumulatively referred to, along with the three consolidated funds, as “the VIEs”).  All of the VIEs are invested in long-term publicly traded equity securities and are separate legal entities which have chosen to be treated as partnerships for tax purposes.  The operating company is the investment manager for all of the VIEs and does not have an obligation to fund any losses.  Additionally, these VIEs are not engaged in securitization or asset-backed financing, and are not and never were considered qualifying special-purpose entities.

Pursuant to FASB ASC 946-10-15-2, investment companies “…have the following attributes:

a.               Investment activity.  The investment company’s primary business activity involves investing its assets, usually in securities of other entities not under common management, for current income, appreciation, or both.

b.              Unit ownership.  Ownership in the investment company is represented by units of investments, such as shares of stock or partnership interests, to which proportionate shares of net assets can be attributed.

c.               Pooling of funds.  The funds of the investment company’s owners are pooled to avail owners of professional investment management.

d.              Reporting entity.  The investment company is the primary reporting entity.”

Pursuant to ASC Update 2010-10, the pending content of the Accounting Standards Update shall not be applied to “…a reporting entity’s interest in an entity if all of the following conditions are met:

i.                  The entity has all of the attributes specified in paragraph 946-10-15-2(a) through (d)

ii.               The reporting entity does not have an explicit or implicit obligation to fund losses of the entity that could potentially be significant to the entity.  This condition should be evaluated considering the legal structure of the reporting entity’s interest, the purpose and design of the entity, and any guarantees provided by the reporting entity’s related parties.

iii.            The entity is not:

01. A securitization entity

02. An asset-backed financing entity

03. An entity that was formerly considered a qualifying special-purpose entity.”

The Company has performed the analysis above and notes that the VIEs meet all of the above requirements to qualify as investment companies, and are therefore within the scope of the Financial Services — Investment Companies Topic.  Additionally, pursuant to ASU 2010-10, the Company notes that the pending content in the ASU shall not be applied to the VIEs.

Exhibit 21.1

14.          In future filings, list the state or other jurisdictions of incorporation or organization of each subsidiary as required by Item 601(b) (21) (i) of Regulation S-K.

In future filings, the Company will indicate the state or other jurisdictions of incorporation or organization of each subsidiary it lists in Exhibit 21.1, as required by Item 601(b)(21)(i) of Regulation S-K.

Exhibits 31.1 and 31.2

15.          Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. We note that you added the phrase “for the year December 31, 2009” in paragraph 1 of the certifications. Please remove the phrase in future filings.

In future filings, the Company will remove the phrase “for the year December 31, 2009”in order to comply with Item 601(b) (31) of Regulation S-K.

Form 10-Q for the Period Ended June 30, 2010

General

16.          Please discuss the above comments in your interim filings as well.

The Company will address all of the above comments in its interim filings upon conclusion of the review process.

The Company hereby acknowledges that:

1-              It is responsible for the adequacy and accuracy of the disclosure in the filing;

2-              Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3-              It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter responding to the Staff’s comments, and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 583-1291.

Very truly yours,
/s/ Joan Berger
Joan Berger, General Counsel

APPENDIX A

In future filings, the Company will include disclosure consistent with the following:

Operating Results

Overview

We are an investment management firm that utilizes a classic value investment approach in the public equity markets across all of our investment strategies. We currently manage assets in a variety of value-oriented investment strategies across a wide range of market capitalizations in both U.S. and non-U.S. capital markets. At December 31, 2009, our assets under management, or AUM, were $14.3 billion. We manage separate accounts on behalf of institutions and high net worth individuals and act as sub-investment adviser for a variety of SEC-registered mutual funds and offshore funds.

We function as the holding company through which the business of our operating company, Pzena Investment Management, LLC, is conducted. Following our initial public offering and reorganization on October 30, 2007, we became the sole managing member of Pzena Investment Management, LLC. As such, we now control its business and affairs and, therefore, consolidate its financial results with ours. In light of our employees’ and other investors’ collective membership interest in our operating company, we reflect their ownership as a non-controlling interest in our consolidated financial statements. As a result, subsequent to October 30, 2007, our income is generated by our economic interest in our operating company’s net income. As of December 31, 2009, the holders of Class A common stock (through the Company) and the holders of Class B units of the operating company held approximately 13.4% and 86.6%, respectively, of the economic interests in the operations of our business.

As of December 31, 2009, our approximately $14.3 billion in AUM were invested in a variety of value-oriented investment strategies, representing distinct capitalization segments of U.S. and non-U.S. markets.  The performance and AUM of our five largest investment strategies as of December 31, 2009 are further described below.  We follow the same investment process for each of these strategies.  Our investment strategies are distinguished by the market capitalization ranges from which we select securities for their portfolios, which we refer to as each strategy’s investment universe, as well as the regions in which we invest.  While our investment process includes ongoing review of companies in the investment universes described below, our actual investments may include companies outside of the relevant market capitalization range at the time of our investment.  In addition, the number of holdings typically found in the portfolios of each of our investment strategies may vary as described below.

Our earnings and cash flows are heavily dependent upon prevailing financial market conditions. Significant increases or decreases in the various securities markets,

particularly the equities markets, can have a material impact on our results of operations, financial condition, and cash flows.

The change in AUM in our institutional accounts and our retail accounts for the years ended December 31, 2009 and 2008 is described below.  Inflows are composed solely of the investment of new or additional assets by new or existing clients.  Outflows consist solely of redemptions of assets by existing clients.

	Year Ended December 31,
Assets Under Management (unaudited)	2009	2008
	(in billions)

Institutional Accounts
Beginning of Period Assets	$7.4	$15.9
Inflows	2.6	2.6
Outflows	(2.0)	(4.3)
Net Flows	0.6	(1.7)
Market Appreciation/(Depreciation)	2.7	(6.8)
End of Period Assets	$10.7	$7.4
Retail Accounts
Beginning of Period Assets	$3.3	$7.7
Inflows	1.4	2.8
Outflows	(2.1)	(4.0)
Net Flows	(0.7)	(1.2)
Market Appreciation/(Depreciation)	1.0	(3.2)
End of Period Assets	$3.6	$3.3
Total
Beginning of Period Assets	$10.7	$23.6
Inflows	4.0	5.4
Outflows	(4.1)	(8.3)
Net Flows	(0.1)	(2.9)
Market Appreciation/(Depreciation)	3.7	(10.0)
End of Period Assets	$14.3	$10.7

At December 31, 2009, our $14.3 billion of AUM were invested in various value-oriented investment strategies representing distinct geographical segments of the U.S., Global, and Europe, Australasia, and Far East (“EAFE”) markets. The following table describes the allocation of our AUM, as of December 31, 2009 and 2008, among our investment strategies:

	AUM at December 31,
	2009	2008
	(in billions)
U.S. Value Strategies	$9.6	$8.5
Global Value Strategies	2.8	1.9
EAFE Value Strategies	1.9	0.3
Total	$14.3	$10.7

Beginning in the second half of 2007 and continuing through the first quarter of 2009, the performance of our investment strategies was negatively impacted by significant downward movement in the equity markets.  Investment performance during 2008 was influenced by our large exposure to the financial services sector in particular, which underperformed the market. Our assets under management declined by $12.9 billion, or 54.7%, from $23.6 billion at December 31, 2007, to $10.7 billion at December 31, 2008. $10.0 billion of this decrease was attributable to our investment performance and $2.9 billion was attributable to net client outflows. Beginning in the second quarter of 2009, the performance of our investment strategies improved alongside the significant improvement in the equity markets. Our AUM increased $3.6 billion, or 33.6%, from $10.7 billion at December 31, 2008, to $14.3 billion at December 31, 2009.  Substantially all of this increase was attributable to our investment performance.

At December 31, 2009, the Company managed $10.7 billion in institutional accounts and $3.6 billion in retail accounts, for a total of $14.3 billion in assets.  For the year ended December 31, 2009, we experienced gross inflows of $4.0 billion, which were offset by gross outflows of $4.1 billion. Assets in institutional accounts increased by $3.3 billion, or 44.6%, from $7.4 billion at December 31, 2008, due to $2.7 billion in market appreciation and $2.6 billion in gross inflows, partially offset by $2.0 billion in gross outflows.  Assets in retail accounts increased by $0.3 billion, or 9.1%, from

$3.3 billion at December 31, 2008, as a result of $1.0 billion in market appreciation and $1.4 billion in gross inflows, offset by $2.1 billion in gross outflows. The institutional net inflows were mainly attributable to the establishment of several new client relationships in our non-U.S. diversified value strategies. The net outflows in our retail accounts were driven by our investment strategies’ medium-term underperformance relative to their respective benchmarks, which caused some of our subadvised mutual fund clients to reduce their exposure to us, or withdraw their funds.

At December 31, 2009, institutional accounts represented 74.8% of our total AUM, compared to 69.2% at December 31, 2008. At December 31, 2009, our EAFE Value and Global Value investment strategies accounted for 32.9% of our AUM, compared to 20.6% at December 31, 2008.

Our revenues are determined by the levels of our average AUM.  Our average AUM fluctuates based on changes in the market value of accounts advised and managed by us, and on fund flows.  Since we are long-term fundamental investors, we believe that our investment strategies yield the most benefits, and are best evaluated, over a long-term timeframe.  Our investment strategies are generally evaluated by our clients and our potential future clients based on their relative performance since inception, and the previous one-, three-, and five-year periods.  There has typically been a correlation between our strategies’ investment performance and the size and direction of asset flows over the long term.  To the extent that our returns for these periods outperform client benchmarks, we would generally anticipate increased asset flows over the long term.  Correspondingly, negative returns relative to client benchmarks could cause existing clients to reduce their exposure to our products, and hinder new client acquisition.

Given our lower average AUM levels, our revenues for the year ended December 31, 2009 have declined from previous years. A decrease in revenue typically results in lower operating income and net income.  We expect that we will experience pressure on our operating margins in the future if average AUM were to decline similar to that of 2007 and 2008. For the year ended December 31, 2009, our operating expenses declined from their comparable 2008 and 2007 periods, as we identified and implemented cost savings opportunities.

The following table indicates the annualized returns, gross and net (which represents annualized returns prior to and after payment of advisory fees, respectively), of our five largest investment strategies from their inception to December 31, 2009, and in the five-year, three-year, and one-year periods ended December 31, 2009, relative to the performance of: (i) the market index which is most commonly used by our clients to compare the performance of the relevant investment strategy, and (ii) the S&P 500® Index, which is provided for the limited purpose of providing a comparison to the broader equity market.

	Period Ended December 31, 2009(1)
Investment Strategy (Inception Date)	Since Inception	5 Years	3 Years	1 Year
Large Cap Value (October 2000)
Annualized Gross Returns	3.5%	(2.3)%	(12.1)%	38.5%
Annualized Net Returns	3.0%	(2.8)%	(12.6)%	37.8%
Russell 1000® Value Index	2.3%	(0.3)%	(9.0)%	19.7%
S&P 500® Index	(0.9)%	0.4%	(5.6)%	26.5%
Global Value (January 2004)
Annualized Gross Returns	1.6%	(1.8)%	(13.5)%	40.1%
Annualized Net Returns	0.8%	(2.5)%	(14.1)%	39.1%
MSCI World(SM) Index—Net/U.S.$(2)	4.0%	2.0%	(5.6)%	30.0%
S&P 500® Index	2.1%	0.4%	(5.6)%	26.5%
Value Service (January 1996)
Annualized Gross Returns	9.8%	(2.4)%	(11.7)%	39.1%
Annualized Net Returns	9.0%	(3.1)%	(12.3)%	38.2%
Russell 1000® Value Index	7.1%	(0.3)%	(9.0)%	19.7%
S&P 500® Index	6.2%	0.4%	(5.6)%	26.5%
EAFE Diversified Value (November 2008)
Annualized Gross Returns	39.8%	—	—	49.2%
Annualized Net Returns	39.5%	—	—	48.8%
MSCI EAFE® Index—Net/U.S.$(2)	27.0%	—	—	31.8%
S&P 500® Index	15.8%	—	—	26.5%
Small Cap Value (January 1996)
Annualized Gross Returns	13.6%	3.4%	(2.3)%	51.8%
Annualized Net Returns	12.3%	2.3%	(3.3)%	50.3%
Russell 2000® Value Index	8.8%	0.0%	(8.2)%	20.6%
S&P 500® Index	6.2%	0.4%	(5.6)%	26.5%

(1)                                  The historical returns of these investment strategies are not necessarily indicative of their future performance or the future performance of any of our other current or future investment strategies.

(2)                                  Net of applicable withholding taxes.

Large Cap Value.  We screen a universe of the 500 largest U.S.-listed companies, based on market capitalization, to build a portfolio generally consisting of 30 to 40 stocks.  We launched this strategy in October 2000.  At December 31, 2009, the Large Cap Value strategy achieved a one-year annualized net return of 37.8%, significantly outperforming both its benchmark and the broader domestic equity market in general.  This performance was driven primarily by our overweight investment exposure to the consumer discretionary and technology sectors.

Small Cap Value.  We screen a universe of U.S.-listed companies ranked from the 1,001st to 3,000th largest, based on market capitalization, to build a portfolio generally consisting of 40 to 50 stocks. We launched this strategy in January 1996. At December 31, 2009, the Small Cap Value strategy achieved a one-year annualized net return of 50.3%, significantly outperforming both its benchmark and the broader domestic equity market in general.   This performance was achieved primarily by our overweight exposure to the consumer discretionary, consumer staples and financial services sectors.

Global Value.  We screen a universe of the 1,500 largest non U.S.-listed companies, based on market capitalization, and the 500 largest U.S.-listed companies, based on market capitalization, to build a portfolio generally consisting of 40 to 60 stocks. We launched this strategy in January 2004.  At December 31, 2009, the Global Value strategy achieved a one-year annualized net return of 39.1%, outperforming the benchmark most commonly used by our clients.  This performance was due to our overweight investment exposure to the consumer discretionary and information technology sectors, partially offset by an underweight exposure to materials.

Value Service.  We screen a universe of the 1,000 largest U.S.-listed companies, based on market capitalization, to build a portfolio generally consisting of 30 to 40 stocks. We launched this strategy in January 1996.  At December 31, 2009, the Value strategy achieved a one-year annualized net return of  38.2%, significantly outperforming both its benchmark and the broader domestic equity market in general.   This performance was achieved primarily by our overweight exposure to the consumer discretionary and technology sectors.

EAFE Diversified Value.  We screen a universe of the 1,500 largest non-U.S.-listed companies, based on market capitalization, to build a portfolio generally consisting of 60 to 100 stocks. We launched this strategy in November 2008.  At December 31, 2009, the EAFE Diversified Value strategy achieved a one-year annualized net return of 48.8%, significantly outperforming the benchmark most commonly used by our clients.  This performance was achieved primarily by our overweight exposure to the information technology and consumer discretionary sectors, partially offset by our underweight exposure to materials.

Revenues

Our revenue from advisory fees earned on our institutional accounts and our retail accounts for the three years ended December 31, 2009, 2008, and 2007 is described below:

	Year Ended December 31,
Revenue	2009	2008	2007
	(in millions)
Institutional Accounts	$51.6	$81.5	$109.5
Retail Accounts	11.4	19.9	37.6
Total	$63.0	$101.4	$147.1

Year Ended December 31, 2009 versus December 31, 2008

Our total revenue decreased $38.4 million, or 37.9%, to $63.0 million for the year ended December 31, 2009, from $101.4 million for the year ended December 31, 2008. This change was driven primarily by reductions in weighted average AUM, which decreased $6.7 billion, or 37.0%, to $11.4 billion for the year ended December 31, 2009, from $18.1 billion from the year ended December 31, 2008.  Although, as noted above, our 2009 investment performance was strong, our asset base was lower as a result of 2008 declines in average assets.  Correspondingly, our weighted-average AUM was lower in 2009, despite a decrease in net outflows and an increase in performance.  To the extent that the Company continues to experience reductions in weighted-average AUM, either through market performance or net client outflows, revenue would be adversely affected.

Our weighted average fees were 0.552% and 0.562% for the years ended December 31, 2009 and 2008, respectively. This decrease was due in part to a shift in asset mix resulting from large institutional inflows in our newly launched EAFE Diversified Value and Global Diversified Value strategies. We typically offer reduced fee rates to initial clients in our new product offerings. Weighted average fees also decreased in part due to an increase in the average size of the Company’s institutional accounts. The Company’s tiered fee schedules typically charge lower rates as account size increases. Weighted average assets in institutional accounts decreased $4.4 billion, or 34.9%, to $8.2 billion for the year ended December 31, 2009, from $12.6 billion at December 31, 2008, and had weighted average fees of 0.628% and 0.649% for the years ended December 31, 2009 and 2008, respectively. The decline in institutional weighted average fees arose due to a shift in asset mix from institutional inflows in our EAFE Diversified Value and Global Diversified Value strategies and a higher institutional average account size, as discussed above. Weighted average assets in retail accounts decreased $2.3 billion, or 41.8%, to $3.2 billion for the year ended December 31, 2009, from $5.5 billion for the year ended December 31, 2008, and had weighted average fees of 0.356% and 0.360% for the years ended December 31, 2009 and 2008, respectively. The decline in weighted average fees in retail accounts was due to the voluntary partial fee waiver on the John Hancock Classic Value Fund, partially offset by the timing of asset flows. For the year ended December 31, 2009, our share of this reduction was $0.6 million. Our waiver expires in May 2010.